March 6, 2025

VIA EDGAR

United States Securities and Exchange Commission Attn: Mr. Frank Wyman, Mr. Daniel Gordon Division of Corporation Finance Office of Life Sciences 100 F Street N.E. Washington, DC 20549-7010

Re: Responses to the Securities and Exchange Commission
C21 Investments Inc.
Form 20-F/A for the Transition Period from January 31, 2024 to March 31, 2024
Filed August 16, 2024
File No. 000-55982
Comment Letter Dated February 5, 2025

Dear Sir/Madam:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the February 5, 2025 letter regarding the above-referenced Transition Report on Form 20-F, as amended (the "Transition Report") of C21 Investments Inc. (the "Company", "we," "our," or "us") filed on August 16, 2024. For your convenience, the Staff's comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 20-F/A for the transition period from January 31, 2024 to March 31,2024

Notes to the Consolidated Financial Statements

2. Basis of Presentation

d) Change in financial year, page 9

Staff Comment No. 1.

Please file an amended Form 20-F for the transition period from January 31, 2024 to March 31, 2024 that explicitly identifies columnar headings and footnote disclosures applicable the transition period as representing the Two Months Ended March 31, 2024. In addition, explain why your Form 6-K furnished on November 14, 2024 included interim financial statements for the three and six months ended October 31, 2023 rather than the three and six months ended September 30, 2023.

Company's Response:

Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Transition Report, that explicitly identifies columnar headings and footnote disclosures applicable to the transition period as representing the Two Months Ended March 31, 2024.

March 6, 2025

The Company is a foreign private issuer and prepares its interim financial statements in accordance with Canadian reporting and disclosure obligations. Following the change in its fiscal year-end from January 31 to March 31, the length and ending dates of interim reporting periods, including comparative periods, were adjusted pursuant to Section 4.8 of National Instrument 51-102 - Continuous Disclosure Obligations.

Pursuant to Canadian requirements, the comparative interim period was the period ended October 31, 2023, rather than September 30, 2023. In accordance with the Company's SEC reporting obligations, the Company promptly furnished a Form 6-K with the SEC that included its interim financial statements and related documents that were prepared in accordance with Canadian rules.

4. Discontinued Operations, page 14

Staff Comment No. 2.

Please explain your consideration of guidance under ASC 205-20-45-3 in excluding the gain of $505,544 on termination of sales-type lease and disposal of licenses from your reporting of discontinued operations.

Company's Response:

The Oregon operation and component consisted of cultivation and processing of cannabis at the Company's Oregon locations. When the Oregon operation was discontinued during 2021, all cultivation and processing ceased. The Oregon assets were organized between those held for sale and those that would be re-distributed for use in the business. Among assets retained to be re-utilized were two parcels of land and two licenses located in Southern Oregon that were previously used in the Company's outdoor grow program. While the Oregon outdoor grow operation was discontinued, the land and associated licenses were never classified as held-for-sale as they did not meet the criteria of ASC 205-20-45-1E - no commitment to plan to sell, not available for immediate sale as intention was to re-utilize, and the sale not probable within one year.

The Oregon winddown took place over the course of calendar 2021 and the financial statements for the year ended January 31, 2022, represented the first period that the Company presented discontinued operations. During January 2022, the Company entered into an arrangement as a lessor in a lease-to-own agreement for the parcels of land and licenses. The land/lease-to-own arrangement is discussed in Note 4 as the land and licenses were assets contained within the discontinued component but were not classified as held-for-sale. The note intends to explain how they were used instead.

ASC 205-20-45-3 states that the operations and assets related to the discontinued/held for sale component should be classified as discontinued operations. The gain on termination of the sales-type lease was not included in discontinued operations as it related to land and licenses that were never classified as held-for-sale and instead were to be used in income generation through the lease-to-own model, which represented an ongoing business activity rather than discontinued operations. The land was classified within property and equipment.

March 6, 2025

Following termination of the lease-to-own arrangement, the parcels of land remained classified within property and equipment until they were subsequently sold during December 2024.

* * * * *

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 785-3266, or James Guttman of Dorsey & Whitney LLP at (416) 367-7376.

Sincerely,

C21 Investments Inc.

/s/ Michael Kidd
____________________
Michael Kidd, CPA, CA
Chief Financial Officer

cc: James Guttman, Dorsey & Whitney LLP